EXHIBIT 99.2



                              PRESS RELEASE OF THE
                          REGISTRANT, DATED MAY 2, 2001

ANANGEL-AMERICAN SHIPHOLDINGS LIMITED ANNOUNCES SALE OF VESSELS

            Piraeus, May 02, 2001

            Anangel-American Shipholdings Limited (NASDAQ: ASIPY) today announced the sale of the vessels: M.V. "Anangel Millennium:", M.V. "Anangel Century", M.V. "Anangel Afovos" (Hull No. 1139) and Hull No. 1144 to the Kanellakis family.

            As announced in the Company's Press Release of February 22, 2001, the Company granted the Kanellakis family interests a thirty (30) day option, beginning April 1, 2001 to purchase shortly thereafter one or more of the four above mentioned vessels and this option was exercised on April 30, 2001.

            The fair market value determined by the independent shipbrokers amounted to $97.5 million and the net book value as of April 30, 2001 was $91.9 million.



            For further information please contact:

            Dimitri A. Stylianou          Athens      +30 1 946 7205/256

            Diane P. Parish               London      +44 20 7932 5642